United States securities and exchange commission logo





                               June 20, 2023

       Yves Decadt
       Chief Executive Officer
       BioLingus (Cayman) Limited
       Grossmatt 6
       CH-6052 Hergiswil NW
       Switzerland

                                                        Re: BioLingus (Cayman)
Limited
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 12,
2023
                                                            CIK No. 0001966522

       Dear Yves Decadt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Our Products, page 7

   1. Please disclose here and in the business section, if true, that you will not be able to begin marketing your
Semaglutide Sublingual candidate, if approved, until patent protection on semaglutide expires.
Your revised disclosure should also clearly indicate the dates semaglutide's patent
protection expires, as you have provided in your response to prior comment 11.
 Yves Decadt
BioLingus (Cayman) Limited
June 20, 2023
Page 2
Business, page 84

2. We note your response to prior comment 5 and reissue in part. We continue to note your references to outside publications, such as, "(Kleinert et al., 2018)" and "(Smeekins et al,
      2021)" but disclosure does not appear to describe the material details of these referenced studies. Please further revise your disclosure to discuss the material details of the studies, including, for example only, the sponsor, type of study, trial design and objective results.
Our Products, page 87

3. We note your response to prior comment 6, but do not note any revised disclosure responsive to this comment. Please revise your discussion of the 505(b)(2) regulatory pathway to provide a more fulsome description of the specific, material studies and results you intend to rely on in pursuing this pathway, including identifying the parties that performed these studies and a discussion how the studies were performed, or advise.
       You may contact t Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                             Sincerely,
FirstName LastNameYves Decadt
                                                             Division of
Corporation Finance
Comapany NameBioLingus (Cayman) Limited
                                                             Office of Life
Sciences
June 20, 2023 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName